October 10, 2011

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Telecomunicações de São Paulo S.A. – Telesp Form 20-F for the year ended December 31, 2010 Filed March 1, 2010 File No. 1-14475

Dear Mr. Spirgel:

Thank you for your letter dated  September 12, 2011 setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telecomunicações de São Paulo S.A. (“Telesp” or the “Company”).

To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 41

D) Trend Information, page 54

1.
Please refer to the fourth paragraph.  In future filings, expand to discuss the impact the increase in fixed lines may have on your results of operations.  We note that the 2010 revenues from your local fixed telephony decreased despite the increase in the fixed number of lines in service.

The Company acknowledges the Staff’s comment and intends to provide additional disclosures in future filings in order to discuss in more detail the impact of the increase of fixed lines on the Company’s results of operations.

In response to the Staff’s comment, the Company had a reduction in its revenues from local fixed services despite the increase in fixed lines, mainly due to the competitive pressure of other telephony companies, especially mobile operators. In addition, the Company increased the offering of alternative service plans with lower costs, which are more suited to the profile of each client and reduce default rates.  As a result, there was an increase in the number of fixed lines in service, but lower revenues.

Note 12. Property, plant and equipment, net, page F-43

2.	Please tell us the factors you considered in revising the estimated useful lives of certain assets.

In revising the estimated useful lives of  Company’s assets, the Company applied the requirements of IAS 16 “Property, Plant and Equipment” especially its paragraph 51, which states that “the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Taking into account that the useful life should be based on specific factors of the type of asset it was necessary to perform an individual study of each of class of assets to adjust its depreciation rate, based on circumstances affecting its activity.

Therefore, with the goals objectives of converged voice and data offerings, reinforced in early 2010 with the launch of a corporate program, the Company did its 2010 annual study for the revision of the useful life of 100% of its fixed and intangible assets used in its business activities aimed to align the Company to the current scenario of telecommunication industry in Brazil and worldwide.

As a result of this assessment, concluded by the end of the first half of 2010, the Company established the following useful lives by asset categories, according to their relevance:

#	GROUP OF ASSETS	USEFUL LIFE
		BEFORE	NEW
1.	Transmission (cables)	10	15-20
2.	Switching equipment	8	10
3.	Transmission equipment	8	10
4.	Terminal equipment	5-8	3-5
5.	Infrastructure	25	25
6.	Hardware and Software	5	5
7.	Other	10	10

The Company’s reassessment of useful lives focused mainly on items 1 to 5 on the table above, as they represented approximately 90% of the book value of the Company’s assessed assets and the Company did not expect significant changes for items 6 and 7.  Below is a summary of the main changes in each group of assets, which resulted in an increase (decrease) in the weighted average useful life of the Company’s fixed assets and the explanations for such changes:

Transmission (cables) (1): on the definition of 15 to 20 years as a period of useful life for the items of the Transmission (cables) the following factors were considered:

•	The Company’s development of networking products history;
•	The age of the cables that are replaced in the Company’s plant;
•	The useful life provided by the manufacturer;
•	User requirements related to speed;
•	The impact of competition in certain segments; and
•	The Company’s plans for the plant installed.

With regard to the Company's focus on convergence of services and growth of Broadband, in 2010 a new corporate commercial program was launched, in order to achieve client, broadband market and also competition.

           In this sense, the Company understands that its current plant (“cables”) supports and in the following years will support the needs of this program, meeting the demand of users with a high degree of satisfaction. For this purpose, since 1999 the Company has invested heavily in offering broadband access via an asymmetric digital subscriber line (ADSL) branded “Speedy” for the provision of Internet access via high-speed telephone lines. The table below presents the mix of the Company’s broadband plant (residential customers):

Mix	Dec-08	Dec-09	Oct-10
250 Kbps	11.2%	10.9%	6.6%
500 Kbps	6.0%	16.8%	11.0%
1 Mb	13.8%	15,0%	37.1%
2 Mb	66.0%	53.4%	42,1%
4 Mb	2.9%	3,8%	2.8%
8 Mb	0.0%	0.1%	0.0%
30 Mb	0.0%	0,0%	0.2%
Total	100.0%	100.0%	100.0%

The pair cables are designed for long periods, and on the pre-privatization cables developed for ducts were a constructive type. Also, since 1999 cable manufacturers have adopted stricter specifications, as well as certification requirements established by ANATEL. Initially designed to support voice traffic, pair cables have been successfully used for data traffic since the beginning of this century, considering the current industry trend of increase in data traffic and reduction in voice traffic.

Preventive replacement of cables in the Company’s plant typically occurs on older cables, which were usually manufactured 25 years ago or more.  The Company’s current cable suppliers attest that the durability of new cables can be of about 20 years or more, depending on the circumstances.

As a result, the Company does not intend or think that it is necessary to perform large-scale replacement in the near future of its current plant of pair cables in order to support the growth of its customers base, because current costs are quite high (e.g., fiber optics).

The Company’s competitors typically focus their efforts on areas with a greater concentration of high-purchasing -power customers, which prefer larger data transmission capacity. To better serve this audience, the Company makes targeted investments in cables with more advanced technology (such as xDSL or fiber optic) by replacing certain cables between the customer’s office or home and the nearest switching center.  This specific action is possible due to the high capillarity of the Company’s plant in the areas where it operates.  Also, in the areas where the Company faces increased competition, requirements for higher data transmission capacity can also be met with the Company’s current pair cables, which can reach up to 8 Mbps, well above the average speed of the broadband plant, which is currently up to 2 Mbps.

Switching and Transmission equipment (2 and 3): these groups have similar dynamics, both in terms of technology and durability. The useful life assessment resulted in an extension of useful life from eight to ten years due the following factors:

•	Warranty support by the manufacturers of these devices is around 10 years, and after this period it would become more expensive to maintain them;
•	Investments take into account the flow capacity of communication, as well as the possibility of increased flow during the period of useful life; and
•
The technologies currently used in operation serve adequately the services provided by the Company and there is no intention of replacement of the current plant mass in the medium-term (see detailed explanation on the item above).

Terminal equipment (4): Includes the cost of the network terminal required for activation of a new customer to the telephone plant.

The Company reduced the useful life of this class of assets to four years, which is the current average life of a new telephony client~~.~~ in the Company’s plant. This measurement is used by the Company to defer revenue from connection.

Note 24. Other operating income (expenses), net, page F-63

3.
We note in footnote (a) Telesp is accounting for the tower concession as a finance lease under IAS 17. Please explain to us the significant terms of this arrangement and the related infrastructure sharing agreement, including all of the related cash flows and the obligations of the parties involved. Also, please explain to us how you assessed these arrangements under the applicable accounting literature and the basis for your conclusions.

In response to the Staff’s comments, the Company clarifies that, in connection with this tower concession agreement referenced in page F-63, it entered into two agreements, an agreement assigning the rights to commercially exploit spaces existing in approximately 1,085 towers the Company owns (“lease out”) and an infrastructure sharing agreement for the use of part of these assigned towers.

The significant terms of the agreement assigning the right to commercially exploit spaces in towers (“lease out”) are as follows:

LEASE OUT AGREEMENT

a. Object: Assignment of rights to the commercial operation of the shared use of 1,085 towers, poles and accessory infrastructure owned by the Company, located in the State of São Paulo.

b. Term: 15 years, until December 31, 2025 (the concession term) or before, in the case of revocation of the concession. Renewable automatically for the term of a new concession, with no additional cost to Assignee in case the Company’s concession is renewed.

c. Price: R$299.4 million calculated based on the number of towers and poles included in the assignment (1,085 towers) multiplied by the unit price per tower / pole (R$276,000), corresponding to the winning bid. Payment by the Assignee is to be made in three installments (R$137.1 million on November 30, 2010, R$138.1 million on December 20, 2010 and R$24.2 million on May 11, 2011), on an irrevocable and non-retractable basis.

d. Space for placement of equipment: 4.5 m2 in external areas (floor) and 1.2 m2 in internal areas (telephone switches), and subject to the physical availability of these spaces within the boundaries of the property where the tower is installed. If a larger space is needed, the necessary investment for this space should be made by the Assignee.

The spaces mentioned above refer to the available area (on the floor and telephone switches) for placement of the equipment necessary for the operation of the antennas and not to the area available for placement of the latter. According to a study made by a company specializing in the design, commerce, manufacturing, assembly and strengthening of metallic structures, as well as the implementation of infrastructure for telecommunications sites, on the conservation status and occupation of the Company’s park towers and poles, the total space available is 13,466.44 m2, of which 8,501.9 m2 (equivalent to 63.13% of total space) contain antennas owned by the Company, 2,587.16 m2 (equivalent to 19.22% of total space) contain antennas owned by other telecom operators that are currently renting the space from the Company and 2,377.38 m2 (equivalent to 17.65% of total space) are available for the placement of new antennas. While it is possible to hire additional space in the future, at the time of signing the Contract for Sharing Towers and Poles, the space hired back by the Company will match with the capacity it currently occupies (i.e., 63.13% of towers park capacity).

The space in the towers park does not follow a particular pattern. Consequently, some towers are fully or partially occupied and others are completely vacant. The equipment owned by the Company and/or by other operators is not evenly distributed among the occupied towers. There are about 100 towers (9% of the park) who have 95% or more of capacity currently occupied by the Company. Due to the evolution of fixed and mobile telephone business, it is expected that the occupation of the towers by the Company and other operators will be dynamic, with additions, disposals and transfers of antennas and radios throughout the term of the contract. The contract establishes that if the Company or other operators retire antennas, the space available will be free to be leased by the Assignee to other players (i.e., it is not reserved for the current occupant). Additionally, the current capacity of the towers might be increased freely by the Assignee through additional investments that will enable to have a greater and better utilization of the towers park.

Considering the above arguments and taking into account how the negotiations were conducted with interested players, the Company understands that the economic substance requires that the park towers should be taken as a whole for purposes of the analysis of this transaction, regardless of how the current occupation of the towers is distributed. In this regard, the Assignee shall pay a fixed price per tower, which does not vary depending on who is occupying the towers and what capacity is currently occupied.

e. Reversibility of Assets to ANATEL (Regulator Agent for Telecommunication Sector in Brazil):

Under the lease out agreement, the Assignee has the right to commercially operate the shared use of towers and poles for a fixed period of 15 years or for the term of the concession, whichever is shorter, with the assets remaining under the ownership of the Company for the entire period.

The Concession Contract signed with ANATEL establishes that all of the assets owned by the Company which are essential for the provision of services described in the contract (including towers and poles which are part of this assignment) are considered reversible. These assets will automatically revert to ANATEL upon termination of the Concession Contract, in accordance with current regulations. Consequently, there is no purchase option at the end of the contract.

f. Assignee’s rights and obligations:

f.1. The Assignee shall have the exclusive right to commercially operate the shared use of total space in the mentioned towers and poles, under an Assignment Contract, for the installation of sector and parabolic antennas as well as radio links.

f.2. Among other obligations, the Assignee shall be responsible:

f.2.1) For maintaining, adjusting, repairing and managing the towers and poles complex, ensuring its perfect upkeep and state of repair not only upon assignment termination but also throughout its lifetime;

f.2.2) For taking out, and bearing the related costs of, insurance for equipment under its responsibility against accidents and unexpected events, especially against theft, fire and natural disasters, being hereby understood that the Company shall not be held liable for any damages caused to the facilities and equipment under the Assignee’s responsibility arising out of accidents on the Company’s premises, except for losses resulting from the Company’s sole responsibility, regardless of fault or malicious intent;

f.2.3) For performing adjustments and repairs, either for expansion to new customers or for the sake of mere maintenance;

f.2.4) For complying with the Company’s requests for modifications, adjustments~~,~~ and repairs in the towers and poles complex~~,~~ that may result from demands from any government agencies and ANATEL;

f.2.5) For any penalties imposed on the Company as a result of damage caused by the Assignee and/or its clients;

f.2.6) Before federal, state and local government agencies, including transportation authorities, for obtaining permits for the complex (already installed) as well as future permits that may be necessary to perform the contract, bearing, at any time, the consequences that missing or absent permits would entail;

f.2.7) The Assignee shall be liable for the fines imposed on the Company arising from damage caused by it or its clients as a result of impacts on traffic or service interruption that affect the related SLA (Service Level Agreements); and

f.2.8) For implementation or operation and maintenance of the Company’s systems, the Assignee shall grant access to the towers at any day and time according to the procedures for control and authorization of access defined by the Assignee, the Company and other clients. Access by the Assignee to the Telephone Stations owned by the Company is subject to compliance with the Company’s control and authorization processes.

g. Company’s rights and obligations:

g.1. The Company shall not be responsible for any damage caused to the facilities and equipment under the responsibility of the Assignee as a result of accidents on the Company’s premises, except for those accidents caused exclusively under the Company’s responsibility;

g.2. The Company shall be entitled to claim, upon termination of this Contract, restoration of land used in its original state of repair, the Assignee being liable for all the costs and charges for removing the improvements that modify such areas;

g.3. The Company shall obtain from the Assignee, after execution of the assignment agreement and for consideration, the shared use of spaces currently occupied at the towers and poles under the Contract for Sharing Towers and Poles, as well as, when and if necessary, the shared use of new spaces at the towers and poles; and

h. Contract termination: the contract may be terminated in the following cases:

h.1. By dissolution, as a result of an agreement between the parties;

h.2. Filing for bankruptcy, in-court or out-of-court reorganization, or corporate dissolution by either party;

h.3. Suspension or revocation of the authorization granted by the competent government authorities, or as required by statutory or regulatory provisions; and

h.4. If the parties fail to meet obligations under the contract or its annexes.

INFRASTRUCTURE SHARING AGREEMENT

The most relevant terms of the agreement for infrastructure sharing of the above-mentioned assigned towers are as follows:

a. Object: rental and infrastructure sharing capacity in towers and poles between the Assignee and the Company.

b. Term: eight years, renewable automatically for a period of five years. After this period, the contract is renewable, as agreed upon by parties, subject to execution of an amendment.

c. Price: beginning January 2011, the Company shall pay monthly the price for the use of spaces related to its equipment, calculated based on the number of shared items actually occupied by the Company (875 towers and poles) multiplied by the unit price quoted by the Assignee of R$2,000.00. Prices shall be increased or decreased every 12 months starting from the month following the execution of the infrastructure sharing agreement, effective for the subsequent period, by the annual variation of the Consumer Price Index (IPC) published by Fundação Instituto de Pesquisas Econômicas (FIPE) (IPC - General – RMSP). For new antennas installed after the assignment, the price to be paid to the Assignee shall be calculated based on the wind exposure area (m2) of antennas and their support structures, multiplied by the unit price corresponding to the winning bid for each one of the different location categories. On average, the area occupied by an antenna is 2 m2.

d. Assignee’s obligations:

Among other obligations, the Assignee shall be responsible:

d.1) For allowing the Company’s access, circulation and permanence of the Company’s employees to premises where the towers are located; and

d.2) For making available space in towers first to the Company for a period not exceeding 30 days.

e. Company’s obligations:

Among other obligations, the Company shall be responsible:

e.1. For obtaining, at the Company’s own expense, licenses and other documents necessary to legalize the use of facilities; and

e.2. For not damaging any equipment or interfering in the obligations of the Assignee before other telecommunication operators that utilize these shared towers.

Note 24. Other operating income (expenses), net, page F-63

3.             Also, please explain to us how you assessed these arrangements under the applicable accounting literature and the basis for your conclusions.

Paragraph 4 of IAS 17 provides the definition of a lease as “an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time.” It also defines a finance lease as a “lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.” While the terms of the Company’s concession does not allow it to transfer title to the towers in connection with the infrastructure sharing agreement, the Company believes that it has transferred substantially all risks and rewards incidental to ownership for purposes of the conditions of the concession. Consequently, the Company classified the assignment of rights to the commercial operation of shared use of towers by the Assignee as a finance lease under IAS 17, taking into account the analysis of the main terms of the arrangement and other factors as follows:

a) The “lease out” term is for the major part of the economic life of the asset even though the title will not be transferred:

Under IAS 17, this criterion includes the unquantified expression “major part of,” which means that judgment must be used in determining its effect on the risks and rewards of ownership. By contrast, under US GAAP (ASC 840 “Leases”), if the lease term is equal to 75% or more of the estimated economic life of the leased asset, the lease will normally be a capital lease. While we do not apply the US GAAP bright line of 75%, we use this together with other relevant information as a guide in forming a conclusion whether substantially all the risks and rewards of ownership has been transferred.

The Company has allocated a 20-year total useful life to the Company’s towers, and the average remaining useful life at October 29, 2010 (date of the arrangement) was approximately 10 years and the term for the assignment is at least 15 years (which is the end of the terms of the Company’s concession);

b) At the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset:

In order to make a conclusion regarding the reasonableness of the fair value of the leased towers and its comparison with the price charged by the Company for this transaction, the Company also has applied the following procedures:

•
The Company offered an invitation to bid in connection with this transaction. After an initial analysis of the more than 50 proposals submitted by interested parties, six companies reached to the final stage in a very competitive environment. This bid was conducted in accordance with the Rules and Conditions of Invitation No. SAC 10-018952 - SP ED1 (aimed at ensuring a fair nondiscriminatory treatment of participants).

•	The price charged by the Company for the assignment was calculated based on the number of towers included in the assignment, multiplied by the unit price per tower corresponding to the winning bid.

•
The Company considered similar transactions carried out in the market where it operates and concluded there was no active market in the State of São Paulo or in Brazil for the sale / trading of towers and poles that could be used as a reference for calculation.

•
The Company compared the monthly installments for the service to be paid by the Company with the value that the Company was in fact charging to competitors Nextel, Claro and Oi-Brasil Telecom at that time (the latter being calculated as a weighted average of the price per m2 corresponding to the different types of towers and the different location categories).

•
Additional evidence on price reasonableness was obtained using estimated cash flows (inflows and outflows) that would be obtained by the Assignee from the use of the towers. For the preparation of this calculation the Company has adopted the following assumptions:

o
Cash receipts were estimated considering (1) the amounts that the Company will pay to the Assignee for the space occupied by the Company; (2) the amounts that other telecommunications operators were paying to the Company for the space occupied by them; and (3) the amounts that the Assignee would get from other players, assuming that the available capacity would be 100% occupied at the same price that the other operators (who did not have the Company’s volume discount) were paying to the Company;

o
Revenues for the leasing of towers were annually adjusted by a projected Consumer Price Index (Índice de Preços ao Consumidor, or IPC, published by Fundação Instituto de Pesquisas Econômicas, or FIPE) of 5%;

o
Cash outflows include maintenance and other costs, as well as the investment that the transferee should make to extend the remaining useful life of the towers from 10 years to 15 years. The annual CAPEX for the years 11 to 15 has been estimated considering the total cost (book value) of the current park of towers and dividing it by the total useful life of the towers (20 years);

o  Cash outflows were also annually adjusted by the projected IPC – FIPE;

o	The calculation assumes the renewal of the Contract for Sharing Towers for an additional five-year period based on the same conditions;

o	The discount rate used is the same as for the cost of the Company’s indebtedness; and

o
Due to the difficulty in estimating the amounts and the high margin of potential error, the Company has not included in the cash flow the investment that will enable the Assignee to have a greater and better utilization of the current towers, as well as the building of new towers that could be hired out to current and new customers, which certainly will generate additional revenue in excess of costs incurred.

•
The amount paid by the Assignee is in a range close to the present value of cash flows that it might obtain from the use of such towers. While the Company used some simplifications that may be impacting the final results (mainly, the exclusion from the calculation of the revenues, costs and investments necessary to achieve a greater and better utilization of the current towers, as well as the building of new ones), given the complexity associated, the Company understands that the calculation is valid for the intended purpose.

c) The Assignee has the ability to continue the lease for a secondary period at a rent which is substantially lower than market rent:

The original term of 15 years is renewable automatically for the period of a possible renewal / extension of the Concession, provided that the Company remains as concessionaire, at no additional cost to the Assignee.

d) The Company also believes that it earned total return on its towers in this transaction alone:

The purpose of the transaction is the assignment of exclusive rights to the commercial operation of the shared use of the Company’s towers. Consequently, the Company believes that it has earned 100% of the profit resulting from the finance lease of the towers from this transaction, while at the same time the Company focus on its core business, while the towers are managed by a specialized entity.

The analysis of the infrastructure sharing agreement is included in the answer to Question 4 below.

4.
Furthermore, we note that you are accounting for your infrastructure sharing agreement as a service agreement since the “parties other than Telesp and its related companies commonly share and are more likely than not to continue to share the cost of such towers.” Please tell us in detail how such factors complied with paragraphs 7-9 of IFRIC 4.

Considering that the unit of account for purposes of this agreement is the individual tower, the Company believes that it would not have the right to control the use of the towers in this infrastructure sharing agreement and, consequently, the transaction would not be classified as a lease but as a service arrangement, considering the following analysis:

Under paragraph 6 of IFRIC 4, “Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

(a)	fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

(b)	the arrangement conveys a right to use the asset.”

The Company believes that for the fulfillment of its arrangement it is dependent on the use of a proportion of specific assets, in this case, the towers, poles and infrastructure, but the arrangement does not convey a right to use the assets, as explained below.

Paragraphs 7 and 8 give only additional examples of situations where the fulfillment of the arrangement is dependent on the use of a specific asset. Consequently, they are not applicable to the Company’s analysis.

Paragraph 9 states “An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a)
The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(b)	The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(c)
Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

The Company believes that none of the precedent conditions were met because:

(a)
The Company does not have the ability or right to operate the towers, or direct others to operate them in a manner the Company determines. Only the Assignee has such ability and right to operate the towers. For instance, the commercial operation, such as renting space for the Company and other telecom operators, the control to the premises and sharing of infrastructure, the maintenance and investments in assets, and fulfillment of standards set by ANATEL and public agencies, are under the Assignee’s responsibility and control.

(b)
The Company does not have the ability or the right to control physical access to the underlying asset. Although the Company has the right to access the premises under the contract, it cannot prohibit other parties such access. Only the Assignee has such right.

(c)
As mentioned in item “d” of the terms of the Lease Out Agreement, the use of space in the towers park does not follow a pattern (some are fully occupied, some are partially occupied and some are completely vacant) and, for those towers currently occupied, the equipment owned by the Company and/or by other operators is not distributed homogeneously among the Company. From the Company’s perspective, the infrastructure sharing transaction will enable optimization of resources and reduction in operating costs. From the Assignee’s perspective, considering that the Company occupies approximately 63% of the capacity of those towers, in addition to the service payments charged to the Company and other current clients, the transaction will permit the commercial operation of available space, allowing the generation of additional revenue. It is worth mentioning that it is expected that the occupation of the towers by the Company and other operators would be dynamic (with additions, disposals and transfers of antennas and radios throughout the contract). With regard to the availability of towers for an eventual replacement of those rented to the Assignee, the Company’s technical area expects that the tower rental market will have an important evolution in the coming years. In that sense, it provides for both expansion of the park towers of other telecommunications operators and the entry of new specialized players. The fact that six companies reached the final stage of this transaction and the competitiveness of the proposals suggests that those who did not win the tender will seek other means / strategies to enter into this market. Additionally, the Company believes that the technological revolution (including investments in fiber optic cables) that would affect the fixed telecommunications industry in the coming years could trigger major changes to the current needs of occupants of towers and poles.

In respect to cash flows, the amount the Company received from the Assignee was R$299.4 million (R$276,000 x 1,085 towers) for a group of assets with net book value of R$32.1 million, VAT taxes (PIS/COFINS) of R$27.1 million and deferral of revenues of R$6.8 million on lease of land where those towers were located, which generated a gain of R$ 233.4 million in profit and loss accounts.

The Company estimates the present value of the total service amount to be paid to the Assignee will be approximately R$190.2 million (PMT=R$1,750,000, being 875 towers x R$2,000 monthly; discount rate = 7.38% per year (WACC of 12.75% and long -term inflation rate = 5%); and n=180 months (15 years)), which represents 63.6% of fair value of assets underlying the service agreement.

The Company believes that both the initial amount paid by the Assignee and the monthly payments to be paid by the Company for the service agreement reflect the fair value of the related transactions at that date.

Note 31. Financial instruments, page F-84

5.	Please tell us the nature of the reference to “Milton Shigueo Takarada, Accountant, CRC – 1SP138816/O-8.”

Mr. Milton Shigueo Takarada is the Company’s registered accountant and the inclusion of his name in the Company’s financial statements is required under Brazilian law. The Company will omit this reference in future filings.

* * * * * * *

TELECOMUNICAÇÕES DE SÃO PAULO S.A.

COMPANY STATEMENT

On behalf of TELECOMUNICAÇÕES DE SÃO PAULO S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, I have executed this statement of the Company on this October 10, 2011.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer and Investor Relations Officer